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October 4, 2024

United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549 Attn: Claudia Rios and Karina Dorin

Re: Smart Logistics Global Limited

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted August 20, 2024

CIK No. 0001987189

Dear Ms. Rios and Ms. Dorin:

On behalf of our client, Smart Logistics Global Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated February 28, 2024 (the “Staff’s Letter”) regarding the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1 (the “Amendment No. 3”).  Contemporaneously, we are filing a Registration Statement on Form F-1 via Edgar (the “F-1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the F-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Risk Factor

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations..., page 17

1.We note your revised disclosure in response to prior comment 2. Please expand the body of the risk factor to more specifically discuss the risk that the government can intervene at any time.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 17 of the F-1.

Please call me at 202-524-8470 if you would like additional information with respect to any of the foregoing.  Thank you.

Sincerely,

/s/ Jane Tam

Jane Tam
Senior Counsel

cc:  Hue Kwok Chiu, Chief Executive Officer of Smart Logistics Global Limited